
Simberi

Allied Gold

March Quarter 2012


Gold Ridge

ALLIED GOLD MINING PLC

Disclaimer

This presentation does not constitute an offer or a solicitation of an offer to purchase equity securities of Allied Gold Mining Plc ("**Allied Gold**").

To the extent permitted by law, none of Allied Gold, its subsidiaries, or any of their representatives make any representation or warranty, express or implied, as to the accuracy, reliability or completeness of the information contained in this presentation and none of those parties have or assume any obligation to provide any additional information or to update this presentation. Certain information in this presentation and oral statements made during this meeting is forward-looking and related to anticipated financial performance, events and strategies. Such forward-looking statements may include, but are not limited to, statements with respect to the future financial or operating performance of Allied Gold, its subsidiaries and their respective projects, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Allied Gold and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, those factors discussed in the section entitled "Risk Factors" in the June 2011 Prospectus lodged with LSE and the documents incorporated by reference in such prospectus. Although Allied Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made based on the opinions and estimates of management as at the date the statements are made, and Allied Gold disclaims any obligation to update any forward-looking statements except as required by law, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements.

Competent Persons

The information in this announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C R Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this Presentation that relates to Mineral Resources has been compiled by Mr S Godfrey of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has had sufficient experience in Ore Resource estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Godfrey consents to the inclusion of the information contained in this Presentation in the form and context in which it appears.

Near record quarterly production

- 34,107 oz produced in March Qtr, up 9.4% - second highest on record
- Gross cash costs reduced 11% to $1099/oz
- 2012 production to increase ~ 65% to 180,000 ozs
- Gross cash cost target of $850/oz run rate by year end reaffirmed
- Simberi expansion programs progressing to plan
- Gold Ridge haul road complete, allowing access to new pits


(kozs)
12.7
1.8
10.9
28.3
10.2
18.1
36.1
20.2
15.9
31.2
18.8
12.4
34.1
19.1
15.1
Gold Ridge
Simberi
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12

Costs decline, margins expand

(US$/oz)


1381
412
969
1518
696
822
1751
647
1104
1695
460
1235
1691
592
1099
Realised gold price
Cash margin
Gross cash costs (C1)
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12

Simberi lifts production 21%


Tonnes Mined (000)
991
1007
887
1110
1003
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12


Tonnes Milled (000)
369
563
529
421
509
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12


CAT

Simberi lifts production 21%




Grade (g/t)
1.03
1.14
1.07
1.06
1.06
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12


Gold Production (kozs)
10.9
18.1
15.9
12.4
15.1
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12

Gold Ridge breaks records


Tonnes Mined (000)
754
1363
1368
1291
1404
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12


Tonnes Milled (000)
55
417
460
446
539
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12




Approx. 20m road width

Gold Ridge breaks records


Recovery (%)
69.8
63.9
69.7
72.0
71.6
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12


Gold produced (kozs)
1.9
10.2
20.2
18.8
19.1
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12





Expansion projects





2012 Capex $m	Project	Q1	Q2	Q3	Q4	OUTCOME
$30	Simberi **3.5Mtpa**					Lifts milling to 3.5 mtpa and output to ~95 kozpa
$25	Simberi **HFO**					Lowers energy Cost , Saving $30-$50/oz
$5m	Simberi **Sulphide**					BFS for 130-150 kozpa plant

Simberi exploration



30,000 mE
40,000 mE
50,000 mE
SIMBERI ISLAND
Sorowar, Pigiput, Samat deposits
ML136
EL609
TATAU ISLAND
5
kilometres
Tupinda
BIG TABAR ISLAND
Banesa
LITHOLOGY
1. Coastal swamp
2. Q limestone
4. Alkali basaltic volcanics
5. Monzodiorite
6. Basalt

- Focus on identifying new deposits inside mining lease
- Five holes drilled in the quarter
- Updating resource and reserve to underpin sulphide project
- Will push into Banesa on renewal of EL609



Gold Ridge exploration



GOLD RIDGE
Namachamata
Kupers
Dawsons
41,000 mN
40,800 mN
24,000 mE
VALEHAICHICHI
NAMACHAMATA
CHARIVUNGA
KUPERS
ALLIED GOLD LTD
GOLD RIDGE PROJECT
VALEHAICHICHI -
NAMACHAMATA -
CHARIVUNGA MINERALISED ZONE
Q1 2012
Holes Drilled
Planned Drilling
Current Pit Outline
Starter Pit
Final Pit

- Four holes drilled in quarter and five planned
- Extension drilling to expand Charivunga – potential for single pit combining Valehaichichi and Namachamata
- Testing upside at depth across 4 known Gold Ridge deposits
- Soil sampling within unexplored segments of ML
- Further geophysics/IP survey
- Pursue applications totalling 560 sq kms in Solomons

Allied Gold – delivering growth

- Solid first quarter provides platform for the rest of the year
- Production increasing, costs reducing, margins expanding
- Expansion projects advancing
- New management depth driving culture of delivery
- Guidance maintained – 65% growth in production to 180,000 oz, with cost target of US$850/oz run rate by year end



Strong production growth
(kozs)
~205
~180
108
70
110
105
51
70
57
75
95
Gold
Ridge
Simberi
2010
2011
2012
2013

Thank you




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